Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the American BioScience, Inc. Restricted Stock Unit Plan I and the American BioScience, Inc. Restricted Stock Unit Plan II of American Pharmaceutical Partners, Inc. of our reports dated March 6, 2006, with respect to the consolidated financial statements and schedule of American Pharmaceutical Partners, Inc., American Pharmaceutical Partners, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of American Pharmaceutical Partners, Inc. included in the Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois
April 17, 2006